EXHIBIT 12

Alaska Airlines, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

	2001	2000	1999	1998	1997

Earnings:
Income (loss) before income tax and accounting change	($16,421)	($20,079)	$186,525	$191,279	$130,146
Less: Capitalized interest	(7,459)	(13,799)	(10,380)	(5,570)	(3,446)
Add:
Interest on indebtedness	47,432	36,043	16,339	17,432	25,005
Amortization of debt expense	695	322	429	512	267
Portion of rent under long-term operating leases representative of an interest factor	64,161	62,691	65,243	64,533	59,237

Earnings Available for Fixed Charges	$88,408	$65,178	$258,156	$268,186	$211,209

Fixed Charges:
Interest	47,432	36,043	16,339	17,432	25,005
Amortization of debt expense	695	322	429	512	267
Portion of rent under long-term operating leases representative of an interest factor	64,161	62,691	65,243	64,533	59,237

Total Fixed Charges	$112,288	$99,056	$82,011	$82,477	$84,509

Ratio of Earnings to Fixed Charges	0.79	0.66	3.15	3.25	2.50

Coverage excess/(deficiency)	($23,880)	($33,878)	$176,145	$185,709	$126,700